**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C-AR**

**UNDER THE SECURITIES ACT OF 1933**

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

*Name of Issuer:*
Gumroad, Inc.

*Legal status of Issuer:*

     *Form:*
     Corporation

     *Jurisdiction of Incorporation/Organization:*
     Delaware

     *Date of Organization:*
     September 22, 2011

*Physical Address of Issuer:*
548 Market St #41309, San Francisco, CA 94104, United States

*Website of Issuer:*
https://gumroad.com/

*Current Number of Employees:*
1

|  | Most recent fiscal year-end (2020) | Prior fiscal year-end (2019) |
| --- | --- | --- |
| Total Assets | $5,794,802.80 | $4,445,980 |
| Cash and Cash Equivalents | $5,595,844.54 | $3,324,634 |
| Accounts Receivable | $107,460.18 | $0 |
| Short-term Debt | $6,401,589.56 | $4,055,945 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $9,210,793.44 | $4,923,912 |
| Cost of Goods Sold* | $6,525,214.15 | $3,615,674 |
| Taxes Paid | $4,625.00 | $0 |
| Net Income | $1,058,745.36 | $288,092 |

*Listed as "Cost of revenues" in the accompanying financial statements.

**The jurisdictions in which the issuer intends to offer the securities:**

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**April 29, 2021**

**Form C-AR**

**Gumroad, Inc.**

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Gumroad, Inc., a Delaware corporation (the "Company," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://gumroad.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 29, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

**ABOUT THIS FORM C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents**.**

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

# SUMMARY

*The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."*

**The Company**

Gumroad, Inc. is a Delaware corporation incorporated on September 22, 2011.

The Company is located at 548 Market St #41309, San Francisco, CA 94104, United States.

The Company's website is https://gumroad.com/

The Company processes payments from end customers globally, for sellers located globally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/gumroad.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Company's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.***

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. While the Company may have been affected by COVID-19, it has not seen a significant adverse affect on revenues. COVID-19 has had an impact on local, regional, national and global economies, including the markets in which the Company and its customers operate. It is uncertain what the ultimate impact of COVID-19 will be on the Company (positive or negative), and it, or a future pandemic, could adversely affect the Company and its profitability.

***The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.***

Currently, the Company's capital structure consists of 13,000,000 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), 1,699,998 shares of Series Seed Preferred Stock, par value $0.0001 per share (the "Series Seed Preferred Stock"), and 2,891,000 shares of Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock") and for each class of stock the Company has 5,061,139, 1,466,898 and 350,948 shares issued and outstanding, respectively. Additionally, the Company has 1,910,445 shares of Common Stock reserved for issuance under its 2011 Employee Incentive Plan. Unless we increase our authorized capital structure, we may not have enough authorized shares to be able to obtain funding by issuing shares or securities convertible into shares. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, we are dependent on Sahil Lavingia, our CEO. The Company has or intends to enter into employment agreements with Sahil Lavingia, however there can be no assurance that it will do so or that Sahil Lavingia will continue to be employed by the Company for a particular period of time. The loss of Sahil Lavingia could harm the Company's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states, including California where our principal office is located, do not enforce non-competition agreements, and therefore acquiring key man insurance may not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

**BUSINESS**

**Description of the Business**
The Company provides super-simple commerce for creators.

**Business Plan**
The Company offers a platform on which creators of content can create an online presence and manage their offerings. The Company charges a recurring monthly fee for access to its services and receives a portion of the fees generated from sales on its platform.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Gumroad | Super simple commerce for creators. | The creator economy, including musicians, designers, writers, filmmakers, photographers, educators, and more. |

**Competition**

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

**Customer Base**

We have around 20,000 creators who sell their work with us every month. They are responsible for bringing their audiences to the platform. Our marketplace, Gumroad Discover, is nascent and drives around 4% of our GMV.

**Intellectual Property**

The Company has intellectual property in the form of trade secrets, customer and vendor lists and source code.  In addition, the Company has the following intellectual property:

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 85614437 | Telecommunications services, namely, the electronic transmission of data and information; providing an online, interactive transmission of messages among computer users concerning crafts, hobbies, collectibles, and the sale of goods and services via a global communications network | GUMROAD | May 2, 2012 | July 9, 2013 | USA |

**Governmental/Regulatory Approval and Compliance**

The Company is subject to the laws of the jurisdictions in which it operates.

**Litigation**

The company is not currently subject to or aware of any threatened litigation.

**OFFICERS AND DIRECTORS**

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

**DIRECTORS AND OFFICERS**

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|------|-------------------------------------------|----------------------------------------------------------------------------------|-----------|
| Sahil Lavingia | CEO and Director | Gumroad - Founder & CEO: September 2011-Present. | Sahil has attended both USC and BYU (no degrees earned) |

**OTHER KEY SERVICE PROVIDERS**

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|------|-------------------------------------------|----------------------------------------------------------------------------------|-----------|
| Steven Olson | CFO* | Gumroad - CFO: October 2012-Present.<br><br>Early Growth Financial Services – Consulting CFO: Sep 2012 – Present.<br><br>Various Businesses – Advisor & Consultant: 2010 – Present. | San Jose State University – BS, Business-Finance<br>Santa Clara University – MBA, International Business |

*The Company frequently holds Steven Olson out as the CFO of the Company. Steven is not a duly appointed officer or director of the Company and is an independent contractor, not an employee of the Company.

**Indemnification**

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 1 employee, Sahil Lavingia.

## CAPITALIZATION, DEBT AND OWNERSHIP

**Capitalization**

The Company's authorized capital stock consists of 13,000,000 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), 1,699,998 shares of Series Seed Preferred Stock, par value $0.0001 per share (the "Series Seed Preferred Stock"),  and 2,891,000 shares of Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 5,061,139 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), 1,466,898 shares of Series Seed Preferred Stock, par value $0.0001 per share (the "Series Seed Preferred Stock"), and 350,948 shares of Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"). will be issued and outstanding. In addition, the Company currently has 1,910,445 shares reserved as part of its 2011 Employee Incentive Plan. Other than the convertible note listed below and other current liabilities incurred in the ordinary course of business, the Company has no debt.

*Equity*

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

| Type | Common Stock |
|---|---|
| **Number of shares Authorized** | 13,000,000 |
| **Number of shares Outstanding** | 5,061,139 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may authorize additional Common Stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 54.2% |

| Type | Series Seed Preferred Stock |
|---|---|
| **Number of shares Authorized** | 1,699,998 |
| **Number of shares Outstanding** | 1,466,898 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may authorize additional Preferred Stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 15.7% |
| **Other Material Terms** | Holders of Preferred Stock have non-cumulative dividend right of 8%. Preferred Stockholders have a 1x liquidation preference. |

| Type | Series A Preferred Stock |
|---|---|
| **Number of shares Authorized** | 2,891,000 |
| **Number of shares Outstanding** | 350,948 |
| **Par Value Per Share** | $0.0001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may authorize additional Preferred Stock which may dilute the Security. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 3.8% |
| **Other Material Terms** | Holders of Preferred Stock have non-cumulative dividend right of 8%. The holders of Series A Preferred Stock, for so long as they hold 20% of the originally issued shares, shall have the right to elect one member of the board. Preferred Stockholders have a 1x liquidation preference. |

*Outstanding Options*

As of the date of this Form C-AR, the Company has the following options outstanding:

| Type | 2011 Employee Incentive Plan |
|---|---|
| **Number of shares Authorized / Outstanding** | 1,910,445 / 0 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may increase its reserved number of shares in the option pool, which would dilute the Securities. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 20.5%* |

*For purposes of calculating the percentage ownership of the Company by holders of this security, all authorized shares in the Plan are considered.

*Safes, Convertible Notes, & Other Convertible Securities*

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

| Type | Convertible Note |
|---|---|
| **Face Value** | $80,000 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | The investor has received pro rata rights and has the right to participate in the next equity financing such that it may maintain its percentage interest in the Company. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The note may convert to equity and the noteholder may exercise its pro rata rights, either of which would dilute the securities. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0.1% |
| **Interest Rate** | 2%* |
| **Maturity Date** | April 13, 2023 |

*For purposes of calculating the percentage ownership of the Company by holders of this security, no interest has been included in such calculation.

**Safes, Convertible Notes, & Other Convertible Securities**

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

| Type | SAFE |
| --- | --- |
| Face Value | $1,100,000 |
| Voting Rights | None, but the holders may receive voting rights upon conversion. |
| Anti-Dilution Rights | None |
| How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF | Upon a qualified financing, the SAFE will convert to equity, which will dilute the Securities. |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 1.0%* |
| Valuation Cap | $100,000,000 |
| Discount Rate | 20% |

*For purposes of calculating the percentage ownership of the Company by holders of this security, we have assumed that the SAFE will convert at the valuation cap. However, the SAFE may convert at a lower price.

| Type | Crowd SAFE (Crowdfunding Simple Agreement for Future Equity) |
| --- | --- |
| Amount Outstanding | 5,000,000* |
| Voting Rights | None |
| Anti-Dilution Rights | None |
| Material Terms | Upon a sale, or series of related sales, by the Company of equity securities in the Company for which the Company receives gross proceeds of not less than $10,000,000.00, the Company may elect to convert the Crowd SAFEs into a Shadow Series of equity securities in the Company. |
| Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities). | 4.7%** |

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of: (i) two percent (2.0%) of the securities sold for any amounts raised up to two million dollars ($0.00- $2,000,000.00); (ii) one percent (1.0%) of the securities sold for any amounts raised exceeding two million dollars but not exceeding four million dollars ($2,000,000.01 - $4,000,000); and (iii) one half of one percent (0.5%) of the securities sold for any amounts raised exceeding four million dollars but not exceeding five million dollars ($4,000,000.01 - $5,000,000).
**This calculation assumes a valuation cap of $100,000,000.

**Outstanding Debt**

The Company has the following debt outstanding:

Ownership

 The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership |
|------|-------------------------------|----------------------|
| Sahil Lavingia | 5,000,000/Common Stock | 56.8% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Operations

The Company was incorporated on September 22, 2011 under the laws of the State of Delaware and is headquartered at 548 Market St #41309, San Francisco, CA 94104, United States. The Company provides super-simple commerce for creators.

## Liquidity and Capital Resources

In April 2021, the Company conducted an offering pursuant to Regulation CF and raised $5,000,000.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

## Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

## Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Convertible Note | $80,000 | 1 | Working Capital | August 15, 2018 | Section 4(a)(2) |
| SAFE | $1,100,000 | 1 | Working Capital | November 20, 2020 | Section 4(a)(2) |
| Crowd SAFE Note | $5,000,000 | 5,000,000 Crowd Safes | Working Capital | April 7, 2021 | Regulation CF |

*This amount includes the fee of 0.5% of the SAFEs issued due to the intermediary for the offering.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

## OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

**Bad Actor Disclosure**

None.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Sahil Lavingia
(Signature)

Sahil Lavingia
(Name)

CEO
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Sahil Lavingia
(Signature)

Sahil Lavingia
(Name)

CEO and Director
(Title)

April 29, 2021
(Date)


*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT A**

*Financial Statements*

# Management Report

Gumroad, Inc.

For the period ended December 31, 2020

Prepared by

Early Growth Financial Services

Prepared on

April 28, 2021

# Table of Contents

# Profit and Loss

January - December 2020

| | Total |
|---|---|
| INCOME | |
| 4000 Sales | |
| 4010 Stripe Income | 5,039,130.04 |
| 4015 Paypal Income | 3,445,141.40 |
| 4020 Premium Service Fees | 726,522.00 |
| **Total 4000 Sales** | **9,210,793.44** |
| **Total Income** | **9,210,793.44** |
| COST OF GOODS SOLD | |
| 5000 Cost of Goods Sold | |
| 5010 COGS - PayPal Seller Remit Fees | 468,800.00 |
| 5011 COGS - Paypal Sales Fees | 2,266,960.49 |
| 5020 COGS - Stripe Sales Fees | 3,196,238.07 |
| 5025 COGS - Seller Suspension Allow | 21,094.92 |
| 5030 COGS - Hosting Services | 572,120.67 |
| **Total 5000 Cost of Goods Sold** | **6,525,214.15** |
| **Total Cost of Goods Sold** | **6,525,214.15** |
| GROSS PROFIT | **2,685,579.29** |
| EXPENSES | |
| 6000 Payroll & Related | |
| 6010 Salaries Expenses | 150,000.00 |
| 6020 Health Benefits | 1,738.09 |
| 6050 Employer Payroll Taxes | 13,043.74 |
| 6060 Worker's Comp Insurance | 6,459.81 |
| **Total 6000 Payroll & Related** | **171,241.64** |
| 6100 Professional Services | |
| 6110 Accounting & Payroll Services | 93,689.97 |
| 6115 International Accounting Svces | 6,456.99 |
| 6120 Audit & Tax Services | 4,800.00 |
| 6130 Consulting Services | 278,813.42 |
| 6150 Legal Fees | 16,375.50 |
| **Total 6100 Professional Services** | **400,135.88** |
| 6300 Travel & Entertainment | |
| 6310 Airfare & Travel Related | -693.98 |
| 6320 Ground Transportation | 207.72 |
| 6330 Lodging | 1,807.02 |
| 6335 Meals - (100%) | 796.22 |
| **Total 6300 Travel & Entertainment** | **2,116.98** |
| 6400 Facilities | |
| 6410 Rent | 930.66 |
| 6420 Telephone | -20.00 |
| 6430 Online Services | 41,264.52 |
| 6450 Insurance | 13,493.10 |

|  | Total |
|---|---:|
| 6470 Office Supplies & Printing | 325.66 |
| 6480 Postage and Courier | 2,392.55 |
| **Total 6400 Facilities** | **58,386.49** |
| 6500 Research & Development | |
| 6510 Research & Development | 1,842,720.17 |
| **Total 6500 Research & Development** | **1,842,720.17** |
| 6600 Sales & Marketing Expenses | |
| 6530 Seminars & Conferences | 6,000.00 |
| 6610 Advertising | 1,792.22 |
| 6615 Public Relations | 25,300.00 |
| 6620 Marketing & Social Media | 97,897.00 |
| 6680 Trade Shows & Events | 11,946.29 |
| 6685 Promotional Materials/Gifts | 228.17 |
| 6699 Charitable Donations | 4,031.85 |
| **Total 6600 Sales & Marketing Expenses** | **147,195.53** |
| 6700 Other Operating Expense | |
| 6720 Technology Licenses | 40,370.15 |
| 6730 Bank Charges | 1,512.08 |
| **Total 6700 Other Operating Expense** | **41,882.23** |
| 6800 Software Capitalization | |
| 6805 Capitalized R&D Expense | -1,842,720.17 |
| 6810 Capitalized Software Amortization | 803,777.94 |
| **Total 6800 Software Capitalization** | **-1,038,942.23** |
| **Total Expenses** | **1,624,736.69** |
| NET OPERATING INCOME | 1,060,842.60 |
| OTHER INCOME | |
| 7020 Other Misc Income | 4,132.15 |
| **Total Other Income** | **4,132.15** |
| OTHER EXPENSES | |
| 7110 Interest Expense | 1,604.39 |
| 9000 Taxes | |
| 9020 State Tax | 4,625.00 |
| **Total 9000 Taxes** | **4,625.00** |
| **Total Other Expenses** | **6,229.39** |
| NET OTHER INCOME | -2,097.24 |
| NET INCOME | **$1,058,745.36** |

# Balance Sheet

As of December 31, 2020

| | Total |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| 1000 Cash | |
|     1030 WFB Operations - 1182 | 3,741,576.71 |
|     1040 PayPal-Collections | 1,056,317.20 |
|     1041 PayPal-Other | 14,361.14 |
|     1045 Stripe | 774,449.61 |
|     1055 Bill.com Money Out Clearing | 9,139.88 |
| **Total 1000 Cash** | **5,595,844.54** |
| **Total Bank Accounts** | **5,595,844.54** |
| **Other Current Assets** | |
| 1300 Other Receivables | |
|     1330 Other Receivables | 107,460.18 |
| **Total 1300 Other Receivables** | **107,460.18** |
| 1400 Prepaid Expenses | |
|     1410 Prepaid Expenses | 79,388.84 |
|     1440 Prepaid Insurance | 12,109.24 |
| **Total 1400 Prepaid Expenses** | **91,498.08** |
| **Total Other Current Assets** | **198,958.26** |
| **Total Current Assets** | **5,794,802.80** |
| **Fixed Assets** | |
| 1600 Fixed Assets | |
|     1610 Other Computer Equipment | 81,800.82 |
|     1615 Computer Software | 8,760.26 |
|     1640 Furniture and Equipment | 90,460.67 |
|     1650 Leasehold Improvements | 15,760.00 |
| **Total 1600 Fixed Assets** | **196,781.75** |
| 1700 Accumulated Depreciation | |
|     1710 Accum depr-Other Computer Equip | -81,800.82 |
|     1715 Accum depr-Computer Software | -8,760.26 |
|     1740 Accum depr-Furniture & Equip | -90,460.67 |
|     1760 Accum depr-L/H Improvements | -15,760.00 |
| **Total 1700 Accumulated Depreciation** | **-196,781.75** |
| **Total Fixed Assets** | **0.00** |
| **Other Assets** | |
| 1920 Capitalized Software Development | 3,509,296.32 |
| 1922 Capitalized Software Development-Amortization | -1,453,728.78 |
| 1930 IP | |
|     1932 IP | 12,500.00 |
|     1935 Accumulated IP Amortization | -12,500.00 |
| **Total 1930 IP** | **0.00** |

|  | Total |
|---|---|
| Total Other Assets | 2,055,567.54 |
| **TOTAL ASSETS** | **$7,850,370.34** |

## LIABILITIES AND EQUITY

| | Total |
|---|---|
| Liabilities | |
|   Current Liabilities | |
|     Accounts Payable | |
|       2000 Accounts Payable | 211,139.45 |
|       **Total Accounts Payable** | **211,139.45** |
|     Credit Cards | |
|       2110 AMEX | 1,587.79 |
|         Amex Benjamin 02023 | -42.00 |
|         Amex Sahil 04003 | -1,111.57 |
|       **Total 2110 AMEX** | **434.22** |
|       2130 Stripe Corp Card | 7,418.47 |
|       **Total Credit Cards** | **7,852.69** |
|     Other Current Liabilities | |
|       2410 VAT Payable | 886,129.12 |
|       2415 Accrued Stripe Fees (Fx) | 1,022,345.02 |
|       2590 Accrued Payments to Sellers | |
|         2592 Seller Suspension Allowance | 792,808.14 |
|         2594 Accrued Pymts to Sellers Detail | 3,392,504.16 |
|       **Total 2590 Accrued Payments to Sellers** | **4,185,312.30** |
|       2700 Convertible Notes | 80,000.00 |
|       2701 Convertible Notes-Accr Interest | 8,810.98 |
|       **Total Other Current Liabilities** | **6,182,597.42** |
|     **Total Current Liabilities** | **6,401,589.56** |
|   **Total Liabilities** | **6,401,589.56** |
|   Equity | |
|     3010 Common Stock | 2,094,881.66 |
|     3100 Series Seed | |
|       3110 Preferred Stock - Series Seed | 1,092,884.82 |
|       3150 Legal Fees - Series Seed | -700.00 |
|     **Total 3100 Series Seed** | **1,092,184.82** |
|     3200 Series A | |
|       3210 Preferred Stock - Series A | 6,974,973.33 |
|     **Total 3200 Series A** | **6,974,973.33** |
|     3900 Retained Earnings | -9,772,004.39 |
|     Net Income | 1,058,745.36 |
|   **Total Equity** | **1,448,780.78** |
| **TOTAL LIABILITIES AND EQUITY** | **$7,850,370.34** |

# Statement of Cash Flows

January - December 2020

| | Total |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | 1,058,745.36 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| 1310 Other Receivables:Stripe Reserves | 12,233.27 |
| 1330 Other Receivables:Other Receivables | -107,460.18 |
| 1410 Prepaid Expenses:Prepaid Expenses | 2,408.56 |
| 1440 Prepaid Expenses:Prepaid Insurance | -1,418.99 |
| 2000 Accounts Payable | 127,971.34 |
| 2110 AMEX | 1,542.88 |
| 2130 Stripe Corp Card | 7,418.47 |
| AMEX:Amex Benjamin 02023 | -117,336.67 |
| AMEX:Amex Sahil 04003 | 62,356.33 |
| 2410 VAT Payable | 886,129.12 |
| 2415 Accrued Stripe Fees (Fx) | 489,103.68 |
| 2592 Accrued Payments to Sellers:Seller Suspension Allowance | 21,094.92 |
| 2594 Accrued Payments to Sellers:Accrued Pymts to Sellers Detail | 865,759.86 |
| 2701 Convertible Notes-Accr Interest | 1,604.39 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **2,251,406.98** |
| **Net cash provided by operating activities** | **3,310,152.34** |
| **INVESTING ACTIVITIES** | |
| 1920 Capitalized Software Development | -1,842,720.17 |
| 1922 Capitalized Software Development-Amortization | 803,777.94 |
| **Net cash provided by investing activities** | **-1,038,942.23** |
| **NET CASH INCREASE FOR PERIOD** | **2,271,210.11** |
| Cash at beginning of period | 3,324,634.43 |
| **CASH AT END OF PERIOD** | **$5,595,844.54** |